SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at January 9, 2006

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 9, 2006

* Print the name and title of the signing officer under his signature
-------

Continental Minerals Corporation
1020 - 800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.continentalminerals.com

CONTINENTAL APPOINTS NEW PRESIDENT & CEO

January 9, 2006, Vancouver, BC - Continental Minerals Corporation (TSXV: KMK; OTCBB: KMKCF) announces the appointment today of Gerald S. Panneton as President and CEO of the Company.

In addition to his role with Continental, Mr. Panneton will also serve as Vice President Corporate Development for Hunter Dickinson Inc. Based in Toronto, Mr. Panneton will take an important role in expanding the business presence of Hunter Dickinson companies.

Mr. Panneton has been involved in exploration and mining projects in Canada and internationally for the past 25 years. After acquiring degrees in geology from the University of Montreal (BSc) and McGill University (MSc) in the mid 1980s, he explored for gold in eastern Canada for the Vior-Mazarin Group and Placer Dome Exploration. In 1993, he joined Lac Minerals as Exploration Manager for Eastern Canada, and became Exploration Manager for Canada for Barrick Gold when that company took over Lac in 1994.

As part of Barrick's worldwide exploration, project valuation and acquisition group since 1998, he was instrumental in the acquisition of Pangea Goldfields in July 2000, through which Barrick gained an excellent land position in Tanzania. He played a key role in advancing the Tulawaka Project, now a +100,000 ounce per year gold producer, through feasibility and environmental assessment and permitting. Most recently, Mr. Panneton was Barrick's Director Advanced Projects and Evaluations for the Exploration-Corporate Development group.

His experience and success with late stage international projects will be invaluable as Continental advances its porphyry copper-gold discovery at the Xietongmen Project in Tibet, China. A large exploration program is planned for 2006, encompassing further drilling to define the main Xietongmen deposit and test other copper-gold discoveries within the property, and initiation of engineering and metallurgical evaluations, and environmental and socioeconomic baseline studies. Concurrent with the project's advancement, the Company will continue engagement activities with government agencies and local communities.

Mr. Panneton will be also appointed to Continental's Board of Directors. He takes over as President and CEO of the Company from Ronald Thiessen, who will remain a Director and become Co-Chairman of the Board. In commenting on the appointment, Ron Thiessen stated "Gerald has broad background in project evaluation and development that will make him a welcome addition to our excellent project evaluation team. More than that, Gerald has in recent years been part of Barrick's strong corporate development and project integration group. It is those strengths that we will be capitalizing on with Continental and the Xietongmen Project, as well as other projects within the Hunter Dickinson group of companies. We welcome his input and leadership moving forward. With Gerald remaining in Toronto, he will also be Hunter Dickinson's ambassador to that market."

For additional details on Continental and the Hunter Dickinson group of companies, please visit www.continentalminerals.com or ww.hdgold.com, respectively, or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.